Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                     Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.                     Date of Material Change

June 08, 2015

Item 3.                     News Release

A press release dated June 11, 2015 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                     Summary of Material Change

The Company announced that pursuant to the Company’s Stock Option Plan, an aggregate of 1,341,500 incentive stock options, exercisable at a price of $0.66 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

Item 5.                     Full Description of Material Change

Item 5.1                   Full Description of Material Change

Please refer to the press release of the Company disseminated on June 11, 2015 attached hereto.

Item 5.2                   Disclosure for Restructuring Transactions

Not applicable

Item 6.                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                     Omitted Information

None.

Item 8.                      Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.                     Date of Report

June 11, 2015

Eurasian Minerals Inc. NEWS RELEASE Eurasian Minerals Announces Grant of Stock Options

Vancouver, British Columbia, June 11, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) announces that pursuant to the Company’s Stock Option Plan, an aggregate of 1,341,500 incentive stock options, exercisable at a price of $0.66 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2015 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com